Ionix Technology, Inc. Rm608, Block B, Times Square, 50 People Rd Zhongshan District, Dalian Liaoning Province, PRC 116001

Ionix Technology, Inc.

Rm 608, Bl B, Times Square

No. 50 People Road

Zhongshan District, Dalian City

Liaoning Province, China 116001

March 2, 2020

VIA EDGAR SUBMISSION

Ms. Li Xiao

Ms. Kristin Lochhead, Senior Accountant

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ionix Technology, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2019

Filed September 30, 2019

File No. 000-54485

Dear Ms. Xiao and Ms. Lochhead:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 5, 2020 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended June 30, 2019. The comments are repeated below and followed by the responses thereto.

Ionix Technology, Inc. Rm608, Block B, Times Square, 50 People Rd Zhongshan District, Dalian Liaoning Province, PRC 116001

March 2, 2020

Form 10-K for the Fiscal Year Ended June 30, 2019

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operation Results of Operation for the Years Ended June 30, 2019 and 2018, page 28

1. We note that you attributed the year to year fluctuations to the acquisition of Fangguan Electronics. In future filings, please expand your disclosure to provide investors with a more detailed description of significant components of revenues and expenses, including but not limited to both the existing and new business, as well as any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In addition, when you attribute fluctuations to more than one item, you should quantify the impact of each significant item on the results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835

Reply:

The Company respectively advises the staff that it has expanded its disclosures in Item 7 Management Discussion and Analysis for the three and six months ended December 31, 2019 as included in its most recent quarterly report on Form 10-Q as filed with the SEC on February 14, 2020.

Item 8. Financial Statements and Supplementary Data

Note 3. Summary of Significant Accounting Policies, page F-8

2. We reference the presentation included as Exhibit 99.1 of the Form 8-K filed December13, 2019 in which you discuss photoelectric display and smart energy as two distinct segments. Explain to us how you considered the guidance in ASC 280-10-50-10 related to the presentation of reportable segments and ASC 280-10-50-40 related to disclosures about products and services.

Ionix Technology, Inc. Rm608, Block B, Times Square, 50 People Rd Zhongshan District, Dalian Liaoning Province, PRC 116001

March 2, 2020

Reply:

The Company respectively advises the staff that it has expanded the disclosures for segment information in accordance to ASC 280-10-50-10 for each reportable segments in Note 13 Segment Information and the disclosures for revenues from external customers for each group of similar products and services in accordance to ASC 280-10-50-40 in Note 2 Basis of Presentation and Summary of Significant Accounting Policies, Revenue Recognition, to consolidated financial statements for the three and six months ended December 31, 2019 as included in its most recent quarterly report on Form 10-Q as filed with the SEC on February 14, 2020.

Note 4. Acquisition, page F-15

3. We note that you identify Changchun Fangguan Electronics Technology Co., Ltd. (“Fangguan Electronics”) as a variable interest entity of the company that you consolidate as the primary beneficiary. Please tell us how you considered the following disclosures related to Fangguan Electronics:

•	The nature of any restrictions on the consolidated VIE’s assets and on the settlement of its liabilities reported in the statement of financial position, including the carrying amounts of such assets and liabilities. Reference ASC 810-10- 50-2AA.

•	The presentation of certain assets and liabilities of the VIEs separately on the face of your consolidated balance sheets. Reference ASC 810-10-45-25.

•	The requirements of ASC 810-10-50-5A related to being the primary beneficiary of a VIE.

•	The amount of retained earnings or net income of Fangguan Electronics that is restricted or free of restrictions for payment of dividends as required by Rule 4- 08(e)(1) of Regulation S-X.

Ionix Technology, Inc. Rm608, Block B, Times Square, 50 People Rd Zhongshan District, Dalian Liaoning Province, PRC 116001

March 2, 2020

Reply:

The Company respectively advises the staff that it will disclose in its future filings related to being the primary beneficiary of the VIE as follows:

Through power of attorney, equity interest purchase agreement, and equity interest pledge agreement, 95.14% of the voting rights of Fangguan Electronics’ shareholders have been transferred to the Company so that the Company has effective control over Fangguan Electronics and have the power to direct the activities of Fangguan Electronics that most significantly impact its economic performance.

Through business operation agreement with the shareholders of VIE, the Company shall direct the business operations of Fangguan Electronics, including, but not limited to, adopting corporate policy regarding daily operations, financial management, and employment, and appointment of directors and senior officers.

Through the exclusive technical support service agreement with the shareholders of VIE, the Company shall provide VIE with necessary technical support and assistance as the exclusive provider. And at the request of the Company, VIE shall pay the performance fee, the depreciation and the service fee to the Company. The performance fee shall be equivalent to 5% of the total revenue of VIE in any fiscal year. The depreciation amount on equipment shall be determined by accounting rules of China. The Company has the right to set and revise annually this service fee unilaterally with reference to the performance of VIE.

The service fee that the Company is entitled to earn shall be the total business incomes of the whole year minus performance fee and equipment depreciation. This agreement allows the Company to collect 100% of the net profits of the VIE. Except for technical support, the Company did not provide, nor does it intend to provide, any financial or other support either explicitly or implicitly during the periods presented to its variable interest entity.

If facts and circumstances change such that the conclusion to consolidate the VIE has changed, the Company shall disclose the primary factors that caused the change and the effect on the Company’s financial statements in the periods when the change occurs.

Ionix Technology, Inc. Rm608, Block B, Times Square, 50 People Rd Zhongshan District, Dalian Liaoning Province, PRC 116001

March 2, 2020

The Company will also disclose in its future filings the fact that i) there are no restrictions on the consolidated VIE’s assets and on the settlement of its liabilities and all carrying amounts of VIE’s assets and liabilities are consolidated with the Company’s financial statements; and ii) the net income of Fangguan Electronics after Fangguan Electronics became the VIE of the Company is free of restrictions for payment of dividends to the shareholders of the Company.

In addition, the Company will present the assets and liabilities of the VIE on each line item on the face of the consolidated financial statements in accordance to ASC 810-10-45-25 in its future filings.

4. As a related matter, please provide us your analysis of how you concluded that you have the power to direct the activities of Fangguan Electronics that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to it. Reference ASC 810-10-25-38. Your response should discuss each of the material contractual agreements you discuss on page 7 and how you considered the provisions of those documents in making the determination that you are the primary beneficiary of Fangguan Electronics. Please address the existence of any kick-out rights, participating rights or protective rights and how you considered those rights in your analysis.

Reply:

The Company has designed the structure such that the Company is the primary beneficiary of Fangguan Electronics.

a)	The Company has 95.14% of the voting rights of Fangguan Electronics through various agreements so that the Company has effective control over Fangguan Electronics and have the power to direct the activities of Fangguan Electronics that most significantly impact its economic performance; and

Ionix Technology, Inc. Rm608, Block B, Times Square, 50 People Rd Zhongshan District, Dalian Liaoning Province, PRC 116001

March 2, 2020

b)	The shareholders of Fangguan Electronics do not have the right to receive the expected residual returns of Fangguan Electronics, while such right has been transferred to the Company so that the Company is the primary beneficiary of Fangguan Electronics.

In order to achieve such purpose, the Company has entered into a series of contractual agreements with Fangguan Electronics and/or its shareholders (Mr. Jialin Liang and Ms. Xuemei Jiang) who own 95.14% equity interest, including business operation agreement, exclusive technical support service agreement, power of attorney, equity interest purchase agreement, and equity interest pledge agreement.

The business operation agreement allows the Company to direct the business operations of VIE, including but not limited to, adopt corporate policy regarding daily operations and nominate the members of VIE’s board of directors and senior management. In addition, through business operation agreement as agreed by shareholders (Mr. Liang and Ms. Jiang), the VIE and its shareholders shall not conduct any transaction which may materially affects its assets, obligations, rights or the Company’s operation unless the obtainment of a prior written consent from the Company. This indicates that VIE shareholders do not hold any substantive participating rights over the Company.

The exclusive technical support service agreement allows the Company to collect 100% of the net profits of Fangguan Electronics. The Company is the exclusive provider of necessary technical support and assistance to the VIE.

Ionix Technology, Inc. Rm608, Block B, Times Square, 50 People Rd Zhongshan District, Dalian Liaoning Province, PRC 116001

March 2, 2020

Through power of attorney, equity interest purchase agreement, and equity interest pledge agreement, the Company has the right to exercise 95.14% of the voting rights of VIE’s shareholders. According to power of attorney agreement, during the term of this power of attorney, 95.14% of the shareholders (Mr. Liang and Ms. Jiang) authorized the Company as their sole and exclusive attorney-in-fact to exercise on their behalf their shareholder’s rights in respect of the equity interest in VIE, and waive all rights which are related to the equity interest in VIE and authorized to the Company under this power of attorney, and will not exercise such rights themselves. This power of attorney is irrevocable and shall come into effect as of the date hereof and continue to be valid during the period when Mr. Liang and Ms. Jiang remain the shareholders of Fangguan Electronics. In addition, conclusion could be reasonably made that the shareholders of VIE (Mr. Liang and Ms. Jiang) do not have the ability to remove the Company with the power to direct the activities of VIE that most significantly impact the VIE’s economic performance or to dissolve (liquidate) the VIE without cause. The shareholders do not have authority to remove the Company or hold any kick-out rights or protective rights over the Company.

As a result, the Company has the power to direct the activities of VIE that most significantly impact VIE's economic performance, including the power to, pursuant to the articles of association of Fangguan Electronics: (i) approve the operating strategy of Fangguan Electronics; (ii) elect the members of Fangguan Electronics’ board of directors and senior management; and (iii) review and approve Fangguan Electronics’ earnings distribution plan. In addition, through these contractual arrangements, the Company have the right to receive substantially all the economic benefits of Fangguan Electronics.

The Company have evaluated the VIE structure and concluded that through the above mentioned contractual arrangements, the Company has the ability to effectively control Fangguan Electronics, has the most significant level of exposure to the variability associated with the economic performance of Fangguan Electronics as well as to receive substantially all the economic benefits of Fangguan Electronics. As a result, the Company is considered the primary beneficiary of Fangguan Electronics, and Fangguan Electronics is the Company’s variable interest entity under U.S. GAAP, accordingly the Company consolidates Fangguan Electronics’ financial results and assets and liabilities in its consolidated financial statements.

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Ionix Technology, Inc. Rm608, Block B, Times Square, 50 People Rd Zhongshan District, Dalian Liaoning Province, PRC 116001

March 2, 2020

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the Form 10-K for the year ended June 30, 2019, please contact the undersigned at yuekou_iinx@vip.sina.com. Thank you.

Sincerely,

Ionix Technology, Inc.

By:	/s/ Yue Kou
Name: Yue Kou
Title: Chief Financial Officer